

May 14, 2024

Tak Chun Wong
Chief Executive Officer
AFB Limited
R27 3/F, New Timely Building
497 Castle Peak Road, Lai Chi Kok
Kowloon, Hong Kong

Re: AFB Limited
Amendment No. 4 to Registration Statement on Form S-1
Filed May 6, 2024
File No. 333-276184

Dear Tak Chun Wong:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 25, 2024 letter.

Amendment No. 4 to Registration Statement on Form S-1 filed May 6, 2024

Statement of Operations and Comprehensive Loss, page F-4

1. Refer to your response to prior comment 5 and the associated revisions to the financial statements. It remains unclear how you can recognize revenue for the most recent interim and annual periods presented without recognizing any cost incurred to generate the revenue. If the revenue was generated based on services performed by Mr. Wong or others, whether or not compensated, it appears the fair value of the services should be recognized as cost of revenue according to the guidance previously cited. If the services were not compensated, it appears the fair value of the services should be recorded as cost and contributed capital. Please revise your financial statements and associated amounts presented in the filing as appropriate.

Please contact Ta Tanisha Meadows at 202-551-3322 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services